                   SUBJECT TO COMPLETION, DATED JULY 15, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS TO WHICH IT RELATES SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                Filed Pursuant to Rule 424(b)(5)
                                                       Registration No. 33-68456
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 15, 1998)
                                  $150,000,000
                                       Y

                        TELEPHONE AND DATA SYSTEMS, INC.
                        % DEBENTURES DUE            , 2028
                               ------------------

    The    % Debentures due               , 2028 (the "Debentures") of Telephone
and Data Systems, Inc., a Delaware corporation ("TDS" or the "Company"), mature
on               , 2028. Interest on the Debentures is payable semi-annually on
              and               of each year, commencing               , 1999.
The Debentures are not redeemable prior to maturity. See "Certain Terms of the Debentures."

    The Debentures will be represented by Global Debentures registered in the name of the nominee of the Depository Trust Company, which will act as the Depositary (the "Depositary"). Interests in the Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Debentures in definitive form will not be issued.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                                PRICE TO          UNDERWRITING        PROCEEDS TO
                                                               PUBLIC (1)         DISCOUNT (2)       COMPANY (1)(3)
Per Debenture............................................          %                   %                   %
Total....................................................          $                   $                   $

(1) Plus accrued interest, if any, from               , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $200,000.
                            ------------------------

    The Debentures are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject any orders in whole or in part. It is expected that delivery of the Debentures will be made through the book-entry facilities of the
Depositary on or about               , 1998.
                            ------------------------

MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY
                                ---------------

        The date of this Prospectus Supplement is               , 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF DEBENTURES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
  STATEMENT

    THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONTAIN "FORWARD-LOOKING" STATEMENTS, AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS, ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS CONTAIN POTENTIAL RISKS AND UNCERTAINTIES AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

    IMPORTANT FACTORS THAT MAY AFFECT THESE PROJECTIONS OR EXPECTATIONS INCLUDE, BUT ARE NOT LIMITED TO: CHANGES IN THE OVERALL ECONOMY; CHANGES IN COMPETITION IN MARKETS IN WHICH THE COMPANY OPERATES; ADVANCES IN TELECOMMUNICATIONS TECHNOLOGY; CHANGES IN THE TELECOMMUNICATIONS REGULATORY ENVIRONMENT; PENDING AND FUTURE LITIGATION; AVAILABILITY OF FUTURE FINANCING; START-UP OF PERSONAL COMMUNICATIONS SERVICES OPERATIONS; AND UNANTICIPATED CHANGES IN GROWTH IN CELLULAR CUSTOMERS, PENETRATION RATES, CHURN RATES AND THE MIX OF PRODUCTS AND SERVICES OFFERED IN THE COMPANY'S MARKETS. READERS SHOULD EVALUATE ANY STATEMENTS IN LIGHT OF THESE IMPORTANT FACTORS.

                                  THE COMPANY

    The Company is a diversified telecommunications service company with established cellular telephone and landline telephone operations and developing personal communications services ("PCS") operations. At June 30, 1998, the Company, through its subsidiaries, served approximately 2.7 million customer units in 35 states, including 1,922,000 cellular telephones, 537,500 telephone access lines, and 204,000 PCS telephones. For the twelve months ended June 30, 1998, cellular telephone operations provided 63% of the Company's consolidated revenues, excluding paging operations; telephone operations provided 30% of such revenues; and PCS operations provided 7% of such revenues. The Company's business development strategy is to expand its existing operations through internal growth and acquisitions and to explore and develop other telecommunications businesses that management believes will utilize the Company's expertise in customer-based telecommunications services.

    The Company conducts substantially all of its cellular telephone operations through its 81%-owned subsidiary United States Cellular Corporation ("U.S. Cellular"). U.S. Cellular and its subsidiaries own, operate and invest in cellular telephone systems throughout the United States. U.S. Cellular is the eighth largest cellular telephone company in the United States, based on the aggregate number of population equivalents ("POPs") it owns. Since beginning operations in 1985, U.S. Cellular has expanded its cellular networks and customer service operations to include 136 majority-owned and managed markets ("Consolidated Markets") serving 1,922,000 cellular telephones at June 30, 1998. U.S. Cellular's 143 managed markets, which include the 136 Consolidated Markets, are operated as eight market clusters. Each of these clusters has a total population of more than one million, and four of the clusters each have a population of more than two million.

    The Company conducts its landline telephone operations through its wholly owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"). TDS Telecom provides modern, high-quality telephone communication service to rural and suburban communities through its incumbent local exchange carriers ("ILECs"). TDS Telecom is the ninth largest non-Bell local exchange company in the United States based on the number of access lines served. TDS Telecom's ILEC markets are located in twenty-eight states throughout the United States. At June 30, 1998, approximately 57% of TDS Telecom's access lines were in Alabama, Georgia, Indiana, Minnesota, Tennessee and Wisconsin.

    The Company conducts substantially all of its PCS business through its 82%-owned subsidiary Aerial Communications, Inc. ("Aerial"). PCS is the term used to describe the wireless telecommunications services that are offered by those companies that acquired licenses for radio spectrum (frequency range 1850-1990 MHz) in auctions conducted by the Federal Communications Commission and are the newest entrants in the wireless telecommunications market. Aerial, together with its subsidiaries, is a provider of PCS in the United States, with licenses to provide service in the Minneapolis, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City and Columbus Major Trading Areas (collectively, the "PCS Markets"). The PCS Markets include approximately 27.6 million POPs. Aerial has constructed networks for the PCS Markets using Global System for Mobile Communication technology and each of the PCS Markets has been in service for more than one year.

                           SUMMARY OPERATING DATA (1)

                                                       AS OF OR FOR THE SIX
                                                        MONTHS ENDED JUNE
                                                               30,                 AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                                       --------------------  -----------------------------------------------------
                                                         1998       1997       1997       1996       1995       1994       1993
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                  (DOLLARS IN MILLIONS)
ACCESS LINES/CUSTOMERS (THOUSANDS)
U.S. Cellular........................................      1,922      1,263      1,710      1,073        710        421        261
TDS Telecom..........................................        538        500        516        485        426        393        356
Aerial...............................................        204         28        125     --         --         --         --
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total..............................................      2,664      1,791      2,351      1,558      1,136        814        617

OPERATING REVENUES
U.S. Cellular........................................  $     535  $     402  $     877  $     680  $     480  $     328  $     210
TDS Telecom..........................................        241        213        444        396        355        306        268
Aerial...............................................         67          7         56     --         --         --         --
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total..............................................  $     843  $     622  $   1,377  $   1,076  $     835  $     634  $     478

OPERATING CASH FLOW
U.S. Cellular........................................  $     179  $     127  $     262  $     196  $     132  $      83  $      36
TDS Telecom..........................................         97         99        197        191        176        160        139
Aerial...............................................        (96)       (46)      (157)    --         --         --         --
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total..............................................  $     180  $     180  $     302  $     387  $     308  $     243  $     175

------------------------

(1) Excludes American Paging, Inc.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

    The Company's operating revenues for the three- and six-month periods ended June 30, 1998 increased 36% in each period to $451.9 million and $844.0 million, respectively, compared to the same periods in 1997. The increases in 1998 were attributable primarily to the growth in customer units. The Company's operating cash flow for the three- and six-month periods ended June 30, 1998 was $104.2 million and $180.1 million, respectively, compared to $76.4 million and $180.8 million for the same periods in 1997. The increase in the three-month period was attributable primarily to improvements at U.S. Cellular. Aerial's increased cash outflow, due to the start-up of its markets in the second quarter of 1997, offset U.S. Cellular's continued improvements for the six-month period of 1998. The Company's operating income (loss) for the three- and six-month periods ended June 30, 1998 was $4.7 million and ($22.6) million, respectively, compared to $7.4 million and $49.3 million for the same periods in 1997. The decreases in 1998 were attributable primarily to start-up costs incurred by Aerial. The Company's net income (loss) available to common for the three-and six-month periods ended June 30, 1998 was ($14.1) million and $59.6 million, respectively, compared to $6.4 million and $15.5 million for the same periods in 1997. After-tax gains from asset sales contributed $5.1 million and $117.6 million for the three- and six-month periods ended June 30, 1998, respectively, as compared to $4.0 million for each of the same periods in 1997.

    U.S. Cellular reported 33% increases in operating revenues for each of the three- and six-month periods ended June 30, 1998 to $290.1 million and $535.3 million, respectively, as compared to the same periods in 1997. The revenue increases were primarily related to increases in cellular customer units, which grew by 52% during the twelve-month period ended June 30, 1998. U.S. Cellular's operating cash flow increased 37% and 41% for the three- and six-month periods ended June 30, 1998 to $100.6 million and $179.0 million, respectively, as compared to the same periods in 1997. U.S. Cellular's operating income increased 19% and 27% for the three- and six-month periods ended June 30, 1998 to $50.1 million and $83.3 million, respectively, as compared to the same periods in 1997.

    TDS Telecom reported 17% and 13% increases in operating revenues for the three- and six-month periods ended June 30, 1998 to $125.1 million and $241.3 million, respectively, as compared to the same periods in 1997. Access lines grew by 8% in the twelve-month period ended June 30, 1998. TDS Telecom's operating cash flow increased 3% for the three-month period ended June 30, 1998 and decreased 2% for the six-month period ended June 30, 1998 to $49.8 million and $97.0 million, respectively, as compared to the same periods in 1997. TDS Telecom's operating income decreased 8% and 17% for the three- and six-month periods ended June 30, 1998 to $22.0 million and $42.3 million, respectively, as compared to the same periods in 1997. The decreases in the three- and six-month periods reflect losses incurred in start-up ventures, such as the Internet, local area network wiring and competitive local exchange carrier operations, as well as higher operating expenses and downward pressures on certain revenue streams in the landline telephone business.

    Aerial reported operating revenues of $36.7 million and $67.4 million for the three- and six-month periods ended June 30, 1998, respectively, as compared to $7.1 million in the three-month period ended June 30, 1997. Aerial began operations in its markets in the second quarter of 1997. Aerial's operating cash outflow was $46.2 million and $95.8 million for the three- and six-month period ended June 30, 1998, respectively, as compared to $45.8 million in the three-month period ended June 30, 1997. Aerial's operating loss increased to $67.5 million and $136.8 million for the three- and six-month periods ended June 30, 1998, respectively, as compared to $51.6 million in the three-month period ended June 30, 1997. The Company anticipates that development of high-quality networks and the marketing of PCS services will continue to reduce the Company's operating and net income from levels which would otherwise be achieved during 1998.

THE RECAPITALIZATION

    On April 27, 1998, the shareholders of the Company approved a corporate restructuring plan providing for, among other things, the creation of three new classes of common stock (the "Tracking Stocks") which are intended to separately reflect the performance of the Company's cellular telephone, landline telephone and PCS businesses, and a change in the state of incorporation of the Company from Iowa to Delaware. The reincorporation of the Company in Delaware was effective May 22, 1998. For additional information with respect to the Recapitalization of the Company, see "The Company" in the accompanying Prospectus.

EQUITY INVESTMENT IN AERIAL

    On June 1, 1998, Sonera Corporation (formerly Telecom Finland Ltd.) ("Sonera") and Aerial entered into a definitive purchase agreement which provides, among other things, for Sonera to make a $200 million equity investment in a wholly-owned subsidiary of Aerial which, after five years, will become exchangeable into equity of Aerial or, in certain circumstances, exchangeable for equity of the Company or cash. Sonera and Aerial have also agreed to form a strategic partnership to work collectively in certain areas such as new product development, and to jointly explore new business opportunities in the United States PCS market.

RADIO PAGING OPERATIONS

    On April 7, 1998, TDS announced that it had completed a transaction in which it contributed substantially all of the assets and certain liabilities of its subsidiary, American Paging, Inc. ("American Paging"), and TSR Paging Inc. ("TSR") contributed all of its assets and liabilities, to a limited liability company, TSR Wireless Holdings, LLC ("TSR Holdings"), pursuant to a previously announced asset contribution agreement. TDS has a 30% interest and TSR has a 70% interest in TSR Holdings. TSR Holdings offers radio paging and related services through its subsidiaries.

                                USE OF PROCEEDS

    The Company intends to use the net proceeds from the sale of the Debentures to repay certain notes payable. Thereafter, the Company may incur additional short-term indebtedness, the proceeds of which would be used for general corporate purposes, which may include working capital, capital expenditures, repayment or repurchase of outstanding indebtedness and investments in subsidiaries. Pending any such use, the net proceeds may be invested in marketable securities and short-term investments. The indebtedness to be repaid was incurred primarily for the purpose of funding capital expenditures and working capital requirements of Aerial. At June 30, 1998, notes payable amounted to approximately $512 million and bore interest at a weighted average rate of 5.94% per annum and had a weighted average original maturity of 29 days from the date of incurrence of such indebtedness.

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at March 31, 1998 on an actual basis and on a pro forma basis after giving effect to the sale of the Debentures and the repayment of indebtedness with the estimated net proceeds therefrom as described in "Use of Proceeds" in this Prospectus Supplement. The table is unaudited and should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the three-month period ended March 31, 1998, each of which is incorporated by reference herein.

                                                                          MARCH 31, 1998
                                                                    --------------------------
                                                                       ACTUAL      PRO FORMA
                                                                    ------------  ------------
                                                                      (DOLLARS IN THOUSANDS)
Short-term debt (includes notes payable and current portion of
  long-term debt and preferred shares)............................  $    466,706  $    318,218
                                                                    ------------  ------------
                                                                    ------------  ------------
Long-term debt (excluding current maturities).....................  $  1,292,311  $  1,442,311
Minority Interest in Subsidiaries.................................       419,564       419,564
Company-Obligated Mandatorily Redeemable Preferred Securities of
  Subsidiary Trusts Holding Solely Company Subordinated
  Debentures......................................................       300,000       300,000
Preferred Shares (excluding current maturities)...................        28,099        28,099

Stockholders' equity:
  Common Shares, par value $.01 per share; authorized 100,000,000
    shares; issued and outstanding 54,736,841(1)..................           547           547
  Series A Common Shares, par value $.01 per share; authorized
    25,000,000 shares; issued and outstanding 6,936,277(1)........            69            69
  Common Shares Issuable, 12,584 shares...........................           549           549
  Capital in Excess of Par Value(1)...............................     1,747,236     1,747,236
  Treasury Shares, at cost, 770,132 shares........................       (29,768)      (29,768)
  Retained Earnings...............................................       339,531       339,531
                                                                    ------------  ------------
    Total stockholders' equity....................................     2,058,164     2,058,164
                                                                    ------------  ------------
Total Capitalization..............................................  $  4,098,138  $  4,248,138
                                                                    ------------  ------------
                                                                    ------------  ------------

------------------------

(1) Reflects the reincorporation of the Company from Iowa to Delaware and the conversion of the Common Shares and Series A Common Shares from $1 par value into $.01 par value as if it had occurred on March 31, 1998. The reincorporation was approved at the Special Meeting of Shareholders on April 27, 1998 and was effected on May 22, 1998.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth consolidated financial information for the Company for each of the fiscal years in the five-year period ended December 31, 1997 and for the three-month periods ended March 31, 1997 and 1998. The information for each of the five years ended December 31, 1997 has been derived from the audited Consolidated Financial Statements and other financial information contained in the Company's Annual Report on Form 10-K for such years. See "Where You Can Find More Information" in the accompanying Prospectus. Information for the three-month periods ended March 31, 1997 and 1998 has been derived from the unaudited financial statements of the Company that have been prepared on the same basis as the audited financial statements of the Company, and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such period. Operating results for the three-month period ended March 31, 1998 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 1998. See "Recent Developments."

                                            (UNAUDITED)
                                          AS OF OR FOR THE
                                         THREE MONTHS ENDED
                                             MARCH 31,                AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                       ----------------------  --------------------------------------------------------
                                          1998        1997        1997        1996        1995       1994       1993
                                       ----------  ----------  ----------  ----------  ----------  ---------  ---------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating Revenues(1)(2).............  $  392,118  $  290,155  $1,471,533  $1,179,857  $  942,307  $ 726,036  $ 553,829
Operating Income (Loss)..............     (27,249)     41,941      (3,702)    153,448     131,998    108,822     69,733
Other Income (Loss)..................     223,882      (4,672)    113,979     141,190     103,857     33,686     28,126
Interest Expense.....................      31,613      13,814      89,744      42,853      50,848     41,251     37,466
Income Taxes.........................      85,954      13,838      28,559     123,646      81,029     40,713     26,497
Net Income (Loss) Before Cumulative
  Effect of Accounting Change........      74,170       9,617      (9,549)    128,139     103,978     60,544     33,896
Cumulative Effect of Accounting
  Change(3)..........................      --          --          --          --          --           (723)    --
Net Income (Loss)....................      74,170       9,617      (9,549)    128,139     103,978     59,821     33,896
Net Income (Loss) Available to
  Common.............................  $   73,730  $    9,136  $  (11,441) $  126,182  $  101,469  $  57,362  $  31,510
Weighted Average Common Shares
  (000s).............................      60,750      61,184      60,211      60,464      57,456     53,295     46,995
Earnings Per Common Share--Basic:
  Before Cumulative Effect of
    Accounting Change................  $     1.21  $     0.15  $    (0.19) $     2.09  $     1.77  $    1.09  $    0.67
  Net Income (Loss)..................        1.21        0.15       (0.19)       2.09        1.77       1.08       0.67
Earnings per Common Share--Diluted:
  Before Cumulative Effect of
    Accounting Change................        1.20        0.15       (0.19)       2.07        1.74       1.08       0.67
  Net Income (Loss)..................        1.20        0.15       (0.19)       2.07        1.74       1.06       0.67
Dividends Per Common and Series A
  Common Share.......................  $     0.11  $    0.105  $     0.42  $     0.40  $     0.38  $    0.36  $    0.34

OTHER DATA:
Ratio of Earnings to Fixed
  Charges(4).........................        4.99x       1.35x        .72x       3.66x       3.20x      3.00x      2.15x
EBITDA(5)............................  $   72,424  $  103,664  $  297,854  $  384,523  $  323,503  $ 260,333  $ 187,714
Capital Expenditures.................  $  125,314  $  169,024  $  786,317  $  550,204  $  359,996  $ 319,701  $ 200,984

BALANCE SHEET DATA:
Cash and Cash Equivalents and
  Temporary Investments..............  $   84,230  $   85,840  $   75,567  $  119,297  $   80,851  $  44,566  $  73,385
Property, Plant and Equipment
  (Net)..............................   2,451,246   1,945,145   2,465,653   1,828,889   1,293,410  1,063,656    846,089
Total Assets.........................   5,201,108   4,315,866   4,971,601   4,200,969   3,469,082  2,790,127  2,259,182
Notes Payable........................     450,615     299,468     527,587     160,537     184,320     98,608      6,309
Long-term Debt (including current
  portion)...........................   1,307,385   1,021,001   1,279,034   1,018,851     894,584    562,165    537,566
Redeemable Preferred Shares
  (including current portion)........       1,192       1,578       1,479       1,858      15,093     25,001     27,367
Company-Obligated Mandatorily
  Redeemable Preferred Securities of
  Subsidiary Trusts Holding Solely
  Company Subordinated Debentures....     300,000      --         150,000      --          --         --         --
Common Stockholders' Equity..........  $2,058,164  $2,003,629  $1,968,119  $2,032,941  $1,684,365  $1,473,038 $1,224,285

------------------------------

(1) Effective January 1, 1997, U.S. Cellular changed its financial reporting presentation for certain credits given to cellular customers on their monthly bills. Amounts for the years 1993-1996 have been reclassified to conform to the 1997 presentation.

(2) Operating revenues for the three-months ended March 31, 1997 and 1998 do not include American Paging revenues. On April 7, 1998, TDS announced that it had transferred substantially all of the assets and certain, limited liabilities of American Paging to TSR Wireless Holdings, LLC pursuant to an asset contribution agreement.

(3) Effective January 1, 1994, TDS adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post Employment Benefits." The cumulative effect of the change on years prior to 1994 has been reflected in 1994 Net Income. Prior years' financial information has not been restated.

(4) For the computation of the ratio of earnings to fixed charges: (i) earnings consist of net income from continuing operations plus income taxes from continuing operations, fixed charges (less capitalized interest), distributions from minority subsidiaries and minority share in income of subsidiaries that have fixed charges, less equity in undistributed earnings of unconsolidated investments and minority share of losses; and (ii) fixed charges consist of interest expense, capitalized interest and estimated interest portion of rentals.

(5) EBITDA represents Operating Income plus depreciation and amortization. EBITDA is a measure commonly used by the financial community but is not prepared in accordance with United States generally accepted accounting principles and should not be considered as a measurement of net cash flows from operating activities.

                        CERTAIN TERMS OF THE DEBENTURES

    The Debentures will be issued under an Indenture dated as of February 1, 1991 between Telephone and Data Systems, Inc., an Iowa corporation ("TDS Iowa"), and Harris Trust and Savings Bank, as trustee (the "Trustee"), as amended by the First Supplemental Indenture among TDS Iowa, the Company and the Trustee (the "Indenture"). The Indenture is described in the accompanying Prospectus and the Debentures constitute Debt Securities described in the accompanying Prospectus. The following description of the particular terms of the Debentures offered hereby supplements the description of the general terms and provisions set forth in the Prospectus, to which description reference is hereby made. References to "the Company" in this section, unless the context indicates otherwise, are to TDS and not its subsidiaries or any other entities in which it holds an interest.

GENERAL

    The Debentures will mature on       , 2028, and will be limited to
$150,000,000 aggregate principal amount. Each Debenture will bear interest at
the rate per annum stated on the cover page hereof from       , 1998 or from the
most recent interest payment date to which interest has been paid, payable semi-
annually on       and       of each year (each such date being referred to
herein as an "Interest Payment Date"), commencing       , 1999, to the person in
whose name a Debenture is registered at the close of business on       or
      , as the case may be, preceding such Interest Payment Dates. Interest on the Debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The Debentures will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company. However, because the Company is a holding company which conducts substantially all of its operations through subsidiaries, the right of the Company, and hence the right of creditors of the Company (including the holders of the Debentures), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

    The Indenture provision described under "Description of Debt Securities--Defeasance and Discharge" in the accompanying Prospectus will be applicable to the Debentures. The Indenture does not contain any covenants or other provisions applicable to the Debentures which might afford beneficial owners of Debentures protection in the event of a highly leveraged transaction, change in credit rating of the Debentures or other similar occurrence.

    The Debentures are not redeemable prior to maturity, will not be entitled to any sinking fund and are not convertible into other securities.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to settle in immediately available funds.

GLOBAL DEBENTURES

    The Company has established a depositary arrangement with The Depository Trust Company (the "Depositary") with respect to the Debentures the terms of which are summarized below:

    Upon issuance, all Debentures will be represented by one or more global debentures (the "Global Debentures"). The Global Debentures representing the Debentures will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No

Global Debenture may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

    So long as the Depositary or its nominee is the registered owner of a Global Debenture, the Depositary or its nominee, as the case may be, will be the sole holder of the Debenture represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the Beneficial Owners (as defined below) of the Global Debenture representing the Debentures will not be entitled to receive physical delivery of certificated Debentures and will not be considered the holders thereof for any purpose under the Indenture, and no Global Debenture shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant (as defined below), on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a holder under such Global Debenture or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debenture representing the Debentures.

    The Global Debentures representing the Debentures will be exchangeable for certificated Debentures of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Debentures, (ii) the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the Company in its sole discretion determines that the Global Debentures shall be exchangeable for certificated Debentures or (iv) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Debentures. Upon any such exchange, the certificated Debentures shall be registered in the names of the Beneficial Owners of the Global Debentures representing the Debentures, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

    The following is based on information furnished by the Depositary:

        The Depositary will act as securities depository for the Debentures. The Debentures will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). Fully registered Global Debentures will be issued for the Debentures, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary.

        The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes to Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission (the "Commission").

        Purchases of Debentures under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Debentures on the Depositary's records. The ownership interest of each actual purchaser of each Debenture represented by a Global Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Global Debentures representing the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Debentures representing the Debentures will not receive certificated Debentures representing their ownership interests therein, except in the event that use of the book-entry system for such Debentures is discontinued.

        To facilitate subsequent transfers, all Global Debentures representing the Debentures which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Debentures with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Debentures representing the Debentures; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Debentures representing the Debentures. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, and/or interest, if any, payments on Global Debentures representing the Debentures will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the Depositary is the responsibility of the Company or the Trustee. Disbursements of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the Debentures at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated Debentures are required to be printed and delivered.

        The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, certificated Debentures will be printed and delivered.

    The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company assumes no responsibility for the accuracy thereof.

    A further description of the Depositary's procedures with respect to the Global Debentures representing the Debentures is set forth in the accompanying Prospectus under "Description of Debt Securities-- Registered Global Securities."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters severally has agreed to purchase from the Company the aggregate principal amount of the Debentures set forth opposite its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Debentures if any are purchased.

             UNDERWRITER                                                                          PRINCIPAL AMOUNT
------------------------------------------------------------------------------------------------  ----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..........................................................................   $
Salomon Brothers Inc............................................................................
                                                                                                  ----------------
          Total.................................................................................   $  150,000,000
                                                                                                  ----------------
                                                                                                  ----------------

    The Underwriters have advised the Company that they propose to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a
concession not in excess of   % of the principal amount of the Debentures. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of   % of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    There is no public trading market for the Debentures and the Company does not intend to apply for listing of the Debentures on any national securities exchange or for quotation of the Debentures on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Debentures after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Debentures or that an active public trading market for the Debentures will develop. If an active public trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected. If the Debentures are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Until the distribution of the Debentures is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Debentures. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures.

    If the Underwriters create a short position in the Debentures in connection with the offering, i.e., if they sell more Debentures than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Debentures in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the

Debentures. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, the Company and its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the Debentures offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois, and certain legal matters will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois. The Company is controlled by a voting trust. Walter C.D. Carlson, a trustee and beneficiary of the voting trust and a director of the Company and certain subsidiaries of the Company, Michael G. Hron, the Secretary of the Company and certain subsidiaries of the Company, William S. DeCarlo, the Assistant Secretary of the Company and certain subsidiaries of the Company, Stephen P. Fitzell, the Secretary of certain subsidiaries of the Company and Sherry S. Treston, the Assistant Secretary of certain subsidiaries of the Company, are partners of Sidley & Austin. Mayer, Brown & Platt from time to time acts as counsel in certain matters for the Company. Debora de Hoyos, wife of Walter C.D. Carlson, is a partner of Mayer, Brown & Platt.

PROSPECTUS

                                     [LOGO]
                        TELEPHONE AND DATA SYSTEMS, INC.

                                DEBT SECURITIES

                                ----------------

    Telephone and Data Systems, Inc., a Delaware corporation ("TDS," "TDS Delaware" or the "Company"), may use this Prospectus from time to time to offer debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") of the Company. The aggregate initial offering price may not exceed U.S. $300,000,000 (or its equivalent in any other currency or units based on or relating to foreign currencies). The Debt Securities may be offered by us in one or more series in amounts, at prices and on terms to be determined at the time of sale.

    We have included the specific terms of any Debt Securities offered by the Company (the "Offered Securities") in an accompanying Prospectus Supplement. Such terms include the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any subordination of the Offered Securities to other indebtedness of the Company, any terms for redemption at the option of TDS or the holder, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price and any other terms in connection with the offering and sale of the Offered Securities.

    We may issue the Debt Securities in registered form, in bearer form with coupons attached or both. In addition, we may issue all or a portion of the Debt Securities of any series in permanent registered global form which will be exchangeable only under certain conditions for definitive Debt Securities.

    We may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities to other purchasers directly or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
   COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is July 15, 1998.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS DOCUMENT. SEE "WHERE YOU CAN FIND MORE INFORMATION."

                                  THE COMPANY

    TDS is a diversified telecommunications service company with established cellular telephone and landline telephone operations and developing personal communications services ("PCS") operations. The Company's business development strategy is to expand its existing operations through internal growth and acquisitions and to explore and develop other telecommunications businesses that management believes will utilize the Company's expertise in customer-based telecommunications services.

                          THE SECURITIES WE MAY OFFER

    We may from time to time offer debentures, notes and/or other unsecured evidences of indebtedness ("Debt Securities").

                                 MAXIMUM AMOUNT

    The aggregate initial offering price may not exceed U.S. $300,000,000.

                              PLAN OF DISTRIBUTION

    We may sell the Debt Securities to or through underwriters or dealers, or to other purchasers directly or through agents.

                            FORM OF DEBT SECURITIES

    We may issue the Debt Securities in registered form, bearer form and/or in registered global form.

                            TERMS OF DEBT SECURITIES

    The specific designation, aggregate principal amount, maturity, rate and time of payment of interest, initial offering price and other terms of the Debt Securities will be set forth in a Prospectus Supplement.

                                   INDENTURE

    The Debt Securities will be issued in most cases under an Indenture dated February 1, 1991 between the Company's predecessor and Harris Trust and Savings Bank, as Trustee, as amended by the First Supplemental Indenture among the Company's predecessor, the Company and the Trustee. Any subordinated Debt Securities would be issued under a separate indenture which would be filed with the SEC and described in a Prospectus Supplement.

                                USE OF PROCEEDS

    Unless otherwise indicated in a Prospectus Supplement, we intend to use the net proceeds from the sale of the Debt Securities offered by this Prospectus principally in connection with TDS's acquisition, construction and development programs, including reduction of short-term debt incurred in connection therewith, and we may also use such proceeds for working capital, to reduce existing long-term debt, to provide additional investments in TDS's subsidiaries, and for other corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Ratio of Earnings to Fixed Charges for the last five years and the latest interim period will be set forth in a Prospectus Supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

    This Prospectus "incorporates by reference" certain information about the Company from the Company's filings with the SEC. See "Where You Can Find More Information" about how to obtain copies of such filings.

                             ADDRESS AND TELEPHONE

    The address of TDS is 30 North LaSalle Street, Chicago, Illinois 60603; and its telephone number is (312) 630-1900.

                                  THE COMPANY

    TDS is a diversified telecommunications service company with established cellular telephone and landline telephone operations and developing PCS operations. The Company's business development strategy is to expand its existing operations through internal growth and acquisitions and to explore and develop other telecommunications businesses that management believes will utilize the Company's expertise in customer-based telecommunications services.

    The Company's Restated Certificate of Incorporation establishes three tracking groups (the "Tracking Groups"), each of which would be represented by a different class of common stock ("Tracking Stock"), and one residual group (the "TDS Group"), which is represented by the Series A Common Shares and Common Shares of the Company.

    The United States Cellular Group Common Shares (the "Cellular Group Shares"), when issued, are intended to reflect the separate performance of the United States Cellular Group (the "Cellular Group"), which consists of the Company's interest in United States Cellular Corporation, a subsidiary of the Company operating and investing in cellular telephone companies and properties ("U.S. Cellular").

    The TDS Telecommunications Group Common Shares (the "Telecom Group Shares"), when issued, are intended to reflect the separate performance of the TDS Telecommunications Group (the "Telecom Group"), which consists of the Company's interest in TDS Telecommunications Corporation, a subsidiary of the Company operating landline telephone companies ("TDS Telecom"), and includes the attribution of certain corporate debt.

    The Aerial Communications Group Common Shares (the "Aerial Group Shares"), when issued, are intended to reflect the separate performance of the Aerial Communications Group (the "Aerial Group"), which consists of the Company's interest in Aerial Communications, Inc., a subsidiary of the Company providing broadband personal communications services ("Aerial").

    Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 6, 1998, between Telephone and Data Systems, Inc., an Iowa corporation ("TDS Iowa"), and the Company, which had been a wholly-owned subsidiary of TDS Iowa, TDS Iowa merged with and into the Company, with the Company as the surviving corporation (the "Reincorporation Merger"). In the Reincorporation Merger, each Common Share, $1.00 par value, of TDS Iowa issued immediately prior to the Reincorporation Merger was automatically converted into one issued and fully paid and nonassessable Common Share, $.01 par value, of the Company ("Common Shares"), each Series A Common Share, $1.00 par value, of TDS Iowa issued immediately prior to the Reincorporation Merger was automatically converted into one issued and fully paid and nonassessable Series A Common Share, $.01 par value, of Company ("Series A Common Shares"), and each Preferred Share, without par value, of TDS Iowa issued immediately prior to the Reincorporation Merger was automatically converted into one issued and fully paid and nonassessable Preferred Share, $.01 par value, of the Company with the same rights, preferences and limitations as set forth in the original certificate of designation for the series related to such Preferred Share.

    The Company intends to distribute (the "Distribution") one Cellular Group Share, two-thirds of a Telecom Group Share and two-thirds of an Aerial Group Share with respect to each outstanding Series A Common Share and Common Share. There can be no assurance that the Distribution will be completed or that it will be completed as currently contemplated.

    Upon the completion of the Distribution as contemplated, the Series A Common Shares and the Common Shares of the Company would represent a common equity interest in the TDS Group, which would have a Retained Interest of approximately 20-25% of the common shareholders' equity value of the Company attributable to each of the Cellular Group, the Telecom Group and the Aerial Group. Accordingly, the Series A Common Shares and Common Shares of TDS Delaware are intended to reflect the combined performance of the all of the Tracking Groups of TDS. In addition, the Series A Common Shares and Common Shares are intended to reflect the performance of all other interests held by the TDS

Group and the effects of certain corporate operations performed by the TDS Group. The TDS Group would also include such other assets and liabilities of the Company as the Board may in the future determine to attribute to the TDS Group and such other businesses, assets and liabilities as the Company or any of its subsidiaries may in the future acquire for the TDS Group, as determined by the Board. Until such time as there are any issued and outstanding Cellular Group Shares, Telecom Group Shares and Aerial Group Shares, all of the Company's equity interest in the Cellular Group, the Telecom Group and the Aerial Group, respectively, will be deemed to be held by the TDS Group.

    The Company is attempting to reach an agreement with a special committee of U.S. Cellular relating to the acquisition by TDS of the outstanding shares of U.S. Cellular which TDS does not own in exchange for Cellular Group Shares, and to reach an agreement with a special committee of Aerial relating to the acquisition by TDS of the outstanding shares of Aerial which TDS does not own in exchange for Aerial Group Shares. There can be no assurance that TDS will be able to reach agreements relating to such transactions. If TDS is unable to reach such agreements or otherwise acquire the publicly-held shares of U.S. Cellular or Aerial, such shares would continue to remain outstanding.

    The Reincorporation Merger, the Distribution and related transactions are described in the Proxy Statement of TDS Iowa and Prospectus of Company, dated March 24, 1998, as supplemented, which is incorporated by reference herein.

    The Company is the successor to TDS Iowa. As noted above, in 1998, TDS Iowa merged with and into the Company, with the Company surviving the merger. The Company's corporate headquarters are located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60602, and its telephone number is (312) 630-1900. Except where the context otherwise indicates, the terms "Company" and "TDS" include Telephone and Data Systems, Inc., a Delaware corporation, and its subsidiaries.

                                USE OF PROCEEDS

    Unless otherwise indicated in the Prospectus Supplement, the net proceeds to be received by TDS from the sale of Debt Securities offered by this Prospectus will be used by TDS principally in connection with its acquisition, construction and development programs, including reduction of short-term debt incurred in connection therewith, and may also be used for working capital, to reduce existing long-term debt, to provide additional investments in TDS's subsidiaries, and for other corporate purposes or otherwise as described in the Prospectus Supplement. Until the proceeds are used for these purposes, TDS may deposit them in interest-bearing accounts or invest them in short-term investment securities.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be issued in most cases under an Indenture dated February 1, 1991 between TDS Iowa and Harris Trust and Savings Bank, as Trustee (the "Trustee"), as amended by the First Supplemental Indenture among TDS Iowa, TDS Delaware and the Trustee (the "Indenture"), the form of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. Any subordinated Debt Securities would be issued under a separate indenture which would be filed as an exhibit to the Registration Statement by post-effective amendment and would be described in a Prospectus Supplement. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

RATIO OF EARNINGS TO FIXED CHARGES

    The Ratio of Earnings to Fixed Charges for the last five years and the latest interim period is set forth in the accompanying Prospectus Supplement under the heading "Selected Consolidated Financial Information."

GENERAL

    The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits TDS to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount (Section 2.3).

    The Prospectus Supplement will set forth the following terms relating to the Offered Securities: (1) the specific designation of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates, if any, on which the Offered Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will be payable and the Record Dates for any interest payable on the Offered Securities which are Registered Securities; (5) any subordination of the Offered Securities to other indebtedness of the Company; (6) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of TDS or otherwise; (7) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (8) whether the Offered Securities will be issuable in the form of one or more temporary or permanent Global Securities and, if so, the identity of the Depository for such Global Securities; (9) the denominations of $1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denominations of $1,000 and $5,000; (10) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (11) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (12) any applicable United States federal income tax consequences; and (13) any other terms of the Offered Securities (which terms shall not adversely affect the interests of any Holders of Securities then Outstanding), including additions to or deletions from the covenants and events of default with respect to the Offered Securities.

    Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. United States federal income tax consequences and other special considerations applicable to any such discounted Securities or to other Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

    The Securities and any coupons appertaining thereto will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of TDS. However, since TDS is a holding company, the right of TDS, and hence the right of the creditors of TDS (including the Holders of Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of TDS as a creditor of such subsidiary may be recognized. There is no restriction in the Indenture against subsidiaries of TDS incurring secured or unsecured indebtedness or issuing secured or unsecured securities. The ability of TDS to make payments of principal and interest on the Debt Securities will be dependent upon the payment to it by its subsidiaries of dividends, loans or advances. As more fully set forth in the notes to the Company's financial statements, such payments by TDS's regulated telephone company subsidiaries are subject to legal and contractual restrictions, primarily contained in the mortgages granted by certain such subsidiaries to the Rural Electrification Administration.

    The Indenture does not contain covenants or other provisions designed to afford Holders of Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

EXCHANGE AND TRANSFER

    Securities may be presented for exchange and registered Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Indenture. TDS has appointed the Trustee as Security Registrar. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery (Sections 2.8 and 3.2).

PAYMENT

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Securities (other than a Registered Global Security) in registered form will be made at the office or agency of the Trustee in the Borough of Manhattan, The City of New York, except that, at the option of TDS, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register (Sections 3.1 and 3.2). Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Securities in registered form will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Record Date for such interest payments (Section 2.7).

REGISTERED GLOBAL SECURITIES

    The registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be deposited with a Depository, or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor (Section 2.8).

    The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. TDS anticipates that the following provisions will apply to all depository arrangements.

    Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository

("participants") as shall be designated by the underwriters or agents participating in the distribution of such Securities or by TDS if such Securities are offered and sold directly by TDS. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

    So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

    Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of TDS, the Trustee or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

    TDS expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of such Registered Global Security as shown on the records of such Depository or its nominee. TDS also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

    If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by TDS within 90 days, TDS will issue Securities of such series in definitive form in exchange for such Registered Global Security. In addition, TDS may at any time and in its sole discretion determine not to have the Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series.

CERTAIN COVENANTS OF TDS

    Under the Indenture, TDS has agreed that it will not engage in certain transactions, as described below.

    LIMITATION ON SECURED DEBT. TDS will not create or incur any Secured Debt without in either case effectively providing that Debt Securities (together with, if TDS shall so determine, any other Debt of or guaranteed by TDS ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of TDS, prior to) such Secured Debt, with certain stated exceptions. These exceptions permit (a) Secured Debt (i) in respect of Liens on property existing at the time such property is acquired by TDS,

(ii) in respect of Liens created upon or within 270 days following the acquisition or construction of property (including any improvements to existing property) to secure the payment of all or part of the purchase price thereof, or
(iii) incurred by TDS prior to, at the time of or within 270 days following the acquisition of property which is subject to a related Lien, which Secured Debt is incurred for the purpose of financing all or part of the purchase price thereof, provided that no such Lien applies to any property theretofore owned by TDS (including property transferred by TDS to any subsidiary of TDS in contemplation of or in connection with the creation of such Lien) or to any property of TDS other than the property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or the improvement, is located);
(b) Secured Debt in respect of Liens on property of a Person (i) existing at the time such Person is merged into or consolidated with TDS or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to TDS, (ii) resulting from such merger, consolidation, sale, lease or disposition by virtue of any Lien on property granted by TDS prior to such merger, consolidation, sale, lease or disposition (and not in contemplation thereof or in connection therewith) which applies to after-acquired property of TDS or (iii) resulting from such merger, consolidation, sale, lease or disposition pursuant to a Lien or contractual provision granted or entered into by such Person prior to such merger, consolidation, sale, lease or disposition (and not at the request of TDS); PROVIDED, HOWEVER, that any such Lien referred to in clause (i) shall not apply to any property of TDS other than the property subject thereto at the time such Person or properties were acquired and any such Lien referred to in clause (ii) or (iii) shall not apply to any property of TDS other than the property so acquired; (c) Liens existing at the date of the Indenture; (d) Liens in favor of a government or governmental entity to secure partial progress, advance or other payments, or other obligations, or to secure any Debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject thereto (including, without limitation, Liens incurred in connection with industrial revenue, pollution control, private activity bond or similar financing); (e) Liens arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which Lien is required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege, franchise, license or permit; (f) Liens for taxes, assessments or governmental charges or levies not yet delinquent or governmental charges or levies already delinquent, the validity of which charge or levy is being contested in good faith and for which any reserves required in accordance with generally accepted accounting principles have been established; (g) Liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed and for which any reserves required in accordance with generally accepted accounting principles have been established; and (h) Secured Debt secured by any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Liens referred to in the foregoing clauses (a) to (g), inclusive (provided that the principal amount of Secured Debt secured thereby does not exceed the principal amount of such Debt immediately prior to such extension, renewal or replacement, and that any Lien created in connection therewith is limited to all or part of the property (plus improvements to such property) which secured the Secured Debt so extended, renewed or replaced).

    The foregoing restrictions do not apply if, immediately after the incurrence of such Secured Debt (giving effect to the application of the proceeds therefrom), the aggregate principal amount of Secured Debt (other than Secured Debt described in clauses (a) to (h), inclusive, of the immediately preceding paragraph), plus the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions the proceeds of which are or will be applied as described in clauses (a) to (e) inclusive, under "Limitation on Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Capitalization (Sections 1.1 and 3.6).

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. TDS will not enter into any Sale and Leaseback Transaction unless immediately after the completion of such Sale and Leaseback Transaction (giving effect to the application of the proceeds therefrom), the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions described in clauses (a) to (e), inclusive, of the immediately succeeding paragraph), plus the aggregate principal amount of Secured Debt (other than Secured Debt described in clauses (a) to (h), inclusive, under "Limitation on Secured Debt" above), would not exceed 10% of Consolidated Capitalization.

    The foregoing restrictions do not apply to, and there shall be excluded in computing the aggregate amount of Capitalized Rent for the purpose of such restrictions, the following Sale and Leaseback Transactions: (a) any Sale and Leaseback Transaction entered into to finance the payment of all or any part of the purchase price of property acquired or constructed by TDS (including any improvements to existing property) or entered into prior to, at the time of or within 270 days after the acquisition or construction of such property, which Sale and Leaseback Transaction is entered into for the purpose of financing all or part of the purchase or construction price thereof; PROVIDED, HOWEVER, that in the case of any such acquisition, such Sale and Leaseback Transaction shall not involve any property transferred by TDS to a subsidiary thereof in contemplation of or in connection with such Sale and Leaseback Transaction or involve any property of TDS other than the property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or the improvement, is located); (b) any Sale and Leaseback Transaction involving property of a Person existing at the time such Person is merged into or consolidated with TDS or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to TDS; (c) any Sale and Leaseback Transaction in which the lessor is a government or governmental entity and which Sale and Leaseback Transaction is entered into to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of constructing or improving the property subject to such Sale and Leaseback Transaction (including, without limitation, Sale and Leaseback Transactions incurred in connection with pollution control, industrial revenue, private activity bond or similar financing); (d) any Sale and Leaseback Transaction involving the extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of a lease pursuant to a Sale and Leaseback Transaction referred to in the foregoing clauses (a) to (c), inclusive; PROVIDED, HOWEVER, that such lease extension, renewal or replacement shall be limited to all or any part of the same property leased under the lease so extended, renewed or replaced (plus improvements to such property); and (e) any Sale and Leaseback Transaction the net proceeds of which are at least equal to the fair value (as determined by the Board of Directors of TDS) of the property leased pursuant to such Sale and Leaseback Transaction, so long as within 270 days of the effective date of such Sale and Leaseback Transaction, TDS applies (or irrevocably commits to an escrow account for the purpose or purposes hereinafter mentioned) an amount equal to the net proceeds of such Sale and Leaseback Transaction to either (x) the purchase of other property having a fair value at least equal to the fair value of the property leased in such Sale and Leaseback Transaction and having a similar utility and function, or (y) the retirement or repayment (other than any mandatory retirement or repayment at maturity) of (i) Securities, (ii) other Funded Debt of TDS which ranks prior to or on a parity with the Securities or (iii) indebtedness of any subsidiary of TDS maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such indebtedness is included in current liabilities) or preferred stock of any subsidiary of TDS (other than any such indebtedness owed to or preferred stock owned by TDS or any subsidiary of TDS); PROVIDED, HOWEVER, that in lieu of applying an amount equivalent to all or any part of such net proceeds to such retirement or repayment (or committing such an amount to an escrow account for such purpose), TDS may deliver to the Trustee Outstanding Securities and thereby reduce the amount to be applied pursuant to (y) of this clause (e) by an amount equivalent to the aggregate principal amount of the Securities so delivered.

CERTAIN DEFINITIONS

    "CAPITAL STOCK" means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other Person.

    "CAPITALIZATION" means with respect to a Person the total of (a) Funded Debt, (b) the par value or, in the case of Capital Stock with no par value, a value stated on the books, of all outstanding shares of Capital Stock, (c) the paid-in surplus and retained earnings (or minus the net surplus deficit, as the case may be), (d) deferred taxes and deferred investment tax credits, (e) Capitalized Rent, and (f) minority interests in subsidiaries of such Person.

    "CAPITALIZED RENT" means the present value (discounted semi-annually at a discount rate equal to the weighted average rate of interest borne by the Debt Securities then Outstanding) of the total net amount of rent payable for the remaining term of any lease of property by TDS (including any period for which such lease has been extended); PROVIDED, HOWEVER, that no such rental obligation shall be deemed to be Capitalized Rent unless the lease resulted from a Sale and Leaseback Transaction. The total net amount of rent payable under any lease for any period shall be the total amount of the rent payable by the lessee with respect to such period but shall not include amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, sewer rates and similar charges.

    "CONSOLIDATED CAPITALIZATION" means the Capitalization of TDS and its Subsidiaries determined on a consolidated basis at the end of TDS's then most recently reported fiscal year or quarter, as the case may be, including minority interests in Subsidiaries.

    "DEBT" means with respect to a Person all obligations of such Person for borrowed money and all such obligations of any other Person for borrowed money guaranteed by such Person.

    "FUNDED DEBT" means any Debt maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Debt is included in current liabilities).

    "LIEN" means any mortgage, pledge, security interest, lien, charge or other encumbrance.

    "OUTSTANDING" means, subject to certain exceptions, all Debt Securities issued under the Indenture, except those theretofore canceled by the Trustee or delivered to it for cancellation, defeased in accordance with the Indenture, paid in full, or in respect of which substitute Debt Securities have been authenticated and delivered by the Trustee.

    "PERSON" means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "PROPERTY" means any directly-held interest of a Person in any kind of property or asset, whether real, personal or mixed and whether tangible or intangible, and includes Capital Stock of a subsidiary or other Person.

    "SALE AND LEASEBACK TRANSACTION" means any arrangement with any Person other than a Tax Consolidated Subsidiary providing for the leasing (as lessee) by TDS of any property (except for temporary leases for a term, including any renewal thereof, of not more than three years (provided that any such temporary lease may be for a term of up to five years if (a) the Board of Directors of TDS reasonably finds such term to be in the best interest of TDS and (b) the primary purpose of the transaction of which such lease is a part is not to provide funds to or financing for TDS)), which property has been or is to be sold or transferred by TDS (i) to any subsidiary of TDS in contemplation of or in connection with such arrangement or (ii) to such other Person.

    "SECURED DEBT" means Debt of TDS secured by any Lien on property (including Capital Stock or indebtedness of subsidiaries of TDS) owned by TDS.

    "SUBSIDIARY" means a Person which is consolidated with TDS in accordance with generally accepted accounting principles.

    "TAX CONSOLIDATED SUBSIDIARY" means a Subsidiary of TDS with which, at the time a Sale and Leaseback Transaction is entered into by TDS, TDS would be entitled to file a consolidated federal income tax return.

EVENTS OF DEFAULT

    The occurrence of any of the following events with respect to the Securities of any series will constitute an "Event of Default" with respect to the Securities of such series: (a) default for 30 days in the payment of any interest on any of the Securities of such series; (b) default in the payment of any of the principal of or the premium, if any, on any of the Securities of such series, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the deposit of any sinking fund payment in respect of any Securities of such series; (d) default for 90 days by TDS in the observance or performance of any other covenant or agreement contained in the Indenture relating to the Securities of such series after written notice thereof as provided in the Indenture; (e) (i) an event of default occurs under any instrument under which there is outstanding, or by which there may be secured or evidenced, any indebtedness of TDS for money borrowed (other than non-recourse indebtedness) which results in acceleration of, or non-payment at maturity (after giving effect to any applicable grace period) of such indebtedness in an aggregate amount exceeding the greater of $15,000,000 or 2% of Consolidated Capitalization, in which case TDS shall immediately give notice to the Trustee of such acceleration or non-payment, and (ii) there shall have been a failure to cure such default or to discharge such indebtedness within ten days after notice thereof to TDS by the Trustee or to TDS and the Trustee by the Holders of at least 25% in aggregate principal amount of the Securities then Outstanding; PROVIDED, that no such Event of Default described in this clause (e) shall exist as long as TDS is contesting any such default or acceleration in good faith and by appropriate proceedings; or (f) certain events of bankruptcy, insolvency or reorganization relating to TDS (Section 5.1). Different Events of Default may be prescribed for the benefit of the Holders of a particular series of Securities and will be described in the Prospectus Supplement or Pricing Supplement relating thereto.

    If an Event of Default due to a default in the payment of the principal of or the premium or interest, if any, on, or in the deposit of any sinking fund payment with respect to, any series of Securities shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding may declare the principal of all Securities of such series and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to a default in the observance or performance of any other covenant or agreement of TDS contained in the Indenture and applicable to the Securities of one or more (but less than all) series then Outstanding shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class) may declare the principal of all Securities of each such affected series and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to a default in the observance or performance of any other covenant or agreement of TDS contained in the Indenture applicable to all Securities then Outstanding or due to the acceleration or non-payment at maturity of certain indebtedness of TDS shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of all Securities then Outstanding (voting as one class) may declare the principal of all Securities and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to certain acts of bankruptcy, insolvency or reorganization of TDS shall have occurred and be continuing, the principal and interest on all the Securities then Outstanding shall thereby become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Security holders. Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a), (b) and (c) of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification of the Indenture" below. Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto (Section 5.1).

    The Indenture provides that, subject to the duty of the Trustee to act with the requisite standard of care, in case a default with respect to a series of Securities shall have occurred and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Securities, unless such Holders shall have offered to the Trustee reasonable indemnity (Sections 5.6 and 6.2). Subject to such provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in the aggregate principal amount of the Securities of each affected series then Outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such affected series (Section 5.9).

    The Indenture provides that no Holder of Securities may institute any action against TDS under the Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class) (Sections 5.6 and 5.9).

    The Indenture requires TDS to furnish to the Trustee annually a statement as to the performance of TDS's covenants under the Indenture (Section 3.5). The Indenture provides that the Trustee may withhold notice to the Holders of the Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Securities of such series or as to sinking fund payments) if it considers such withholding to be in the interests of the Holders of the Securities of such series (Section 5.11).

CONSOLIDATION, MERGER OR SALE OF ASSETS

    TDS may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other entity if
(a) such entity assumes the obligations of TDS under the Securities and the Indenture; (b)(i) such entity is organized and existing under the laws of the United States or any state thereof or the District of Columbia; or (ii) such entity is organized and existing under the laws of Canada, Japan, Australia, New Zealand, any nation in Western Europe, or any political subdivision of any thereof and such entity undertakes to pay to the Holders of Securities any additional amounts as may be necessary in order that every net payment of principal of and interest, if any, on the Securities, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such Holder (except for a tax, assessment or charge imposed solely as a result of a connection between the recipient and the jurisdiction imposing such tax, assessment or charge) by reason of or as a result of such payment being made by an entity which is not an entity existing under the laws of the United States or any state thereof or the District of Columbia, will not be less than the amount provided for in the Securities to be then due and payable; (c) upon request by the Trustee, TDS delivers to the Trustee certain certificates and opinions specified in the Indenture; (d) immediately after giving effect to such transaction (and treating any Secured Debt or Sale and Leaseback Transaction which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been incurred or entered into by such Person at the time of such transaction), no Event of Default (or event which, after notice or lapse of time or both, would be an Event of Default) shall exist and (e) upon such consolidation, merger, sale, lease or conveyance any property owned by TDS immediately prior thereto would become subject to any Lien (unless such Lien would be permitted by the provisions described above under "Limitation on Secured Debt"), the Securities must be secured (together with, if TDS shall so determine, any other Debt ranking equally with or prior to the Securities incurred, assumed or guaranteed by TDS, whether then or thereafter existing) by a direct Lien on such property prior to all Liens other than any theretofore existing thereon (Sections 9.1 and 9.2). The covenant phrase "substantially as an entirety" is not defined in the Indenture, and the Company is unaware of an established meaning or quantification of the phrase under Illinois law, which is the law governing construction of the Indenture. A Holder may bear the burden of establishing the meaning of the phrase "substantially as an entirety."

MODIFICATION OF THE INDENTURE

    The Indenture permits TDS and the Trustee to enter into supplemental indentures without the consent of the Holders of the Securities to: (a) subject to compliance with TDS's covenants described above under "Certain Covenants of TDS-Limitation on Secured Debt", secure the Securities of one or more series,
(b) add guarantees with respect to the Securities of one or more series, (c) evidence the assumption by a successor Person of the obligations of TDS under the Indenture and the Securities then Outstanding, (d) add covenants for the protection of the Holders of the Securities, (e) cure any ambiguity or correct any inconsistency in the Indenture, (f) establish the form and terms of the Securities of any series, (g) evidence the acceptance of appointment by a successor Trustee, (h) subject to compliance with certain requirements of the Indenture, provide for uncertificated Securities in addition to or in place of certificated Securities and (i) comply with any requirements of the Securities and Exchange Commission in connection with qualifying the Indenture under the Trust Indenture Act of 1939, as amended (Section 8.1).

    The Indenture also permits TDS and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Securities of each such affected series; PROVIDED, HOWEVER, that TDS and the Trustee may not, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) extend the time of payment of the principal (or any installment) of any Security, or reduce the principal amount thereof, or reduce the rate, alter the method of computation of the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof, or change the currency in which the principal thereof or the interest thereon is payable, or reduce the amount payable on any Original Issue Discount Security upon acceleration or provable in bankruptcy, or alter certain provisions of the Indenture relating to Securities not denominated in United States dollars, or impair the right to institute suit for the enforcement of any payment on any Security when due; or (b) reduce the percentage in principal amount of the Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Indenture (Section 8.2).

    Prior to the acceleration of the maturity of any Securities, the Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

DEFEASANCE AND DISCHARGE

    The Indenture provides that, at the option of TDS, (a) TDS will be discharged from any and all obligations in respect of the Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Securities of such series, to replace stolen, lost or mutilated Securities of such series, to maintain paying agencies, in the event that the Trustee is not the Security Registrar, to furnish the Trustee with the names and addresses of the Holders of Registered Securities of each series, to cause any successor Person substituted for TDS in accordance with the

Indenture to assume TDS's obligations thereunder and with respect to the Securities, to comply with certain covenants described under "Consolidation, Merger or Sale of Assets" and to maintain the trust described below), or (b) TDS need not comply with certain covenants of the Indenture (including certain of those described under "Certain Covenants of TDS" and "Consolidation, Merger or Sale of Assets"), in each case if TDS irrevocably deposits in trust with the Trustee money, and/or securities of the government which issued the currency in which the Securities of such series are payable or securities backed by the full faith and credit of such government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Securities of such series on the stated maturity of such Securities in accordance with the terms thereof. To exercise such option, TDS is required, among other things, to deliver to the Trustee an opinion of independent counsel of nationally recognized standing in matters of federal income tax law to the effect that the exercise of such option would not cause the Holders of the Securities of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion states that either (A) there has been a change in the applicable federal income tax law to the foregoing effect or (B) TDS has received a private letter ruling from the Internal Revenue Service or there has been published a revenue ruling to the foregoing effect (Section 10.1).

    In the event TDS exercises its option to effect a covenant defeasance with respect to the Securities of any series as described in the preceding paragraph and the Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Trustee would be insufficient to pay amounts due on the Securities of such series at the time of their accelerated maturity, TDS would remain liable for such amounts.

    If the Trustee or paying agent is unable to apply any money or Government Obligation in accordance with the foregoing provisions by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, TDS's obligations under the Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to such provisions until such time as the Trustee or paying agent is permitted to apply all such money or Government Obligations in accordance therewith; PROVIDED, HOWEVER, that, if TDS has made any payment of interest on or principal of any Securities because of the reinstatement of its obligations, TDS shall be entitled, at its election,
(a) to receive from the Trustee or paying agent, as applicable, that portion of such money or Government Obligations equal to the amount of such payment or (b) to be subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Obligations held by the Trustee or paying agent.

GOVERNING LAW

    The Indenture and the Debt Securities issued thereunder will be governed by the laws of the State of Illinois.

CONCERNING THE TRUSTEE

    Harris Trust and Savings Bank, the Trustee under the Indenture, is one of a number of banks with which TDS and its subsidiaries maintain ordinary banking relationships. Harris Trust and Savings Bank also serves as transfer agent for the Common Shares, Series A Common Shares and Preferred Shares of TDS. Harris Trust and Savings Bank is also Trustee with respect to Medium-Term Notes, Series A, B and C of TDS.

                              PLAN OF DISTRIBUTION

    TDS may sell Debt Securities being offered hereby: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers.

    Offers to purchase Debt Securities may be solicited by agents designated by TDS from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by TDS to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If underwriters are utilized in the sale, TDS will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. Any underwriters will acquire Debt Securities for their own account and may resell such Debt Securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by the managing underwriters. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby. If any underwriters are utilized in the sale of the Debt Securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Debt Securities will be obligated to purchase all such Debt Securities, if any are purchased.

    If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, TDS will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

    Agents, underwriters and dealers may be entitled under agreements entered into with TDS to indemnification by TDS against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for TDS in the ordinary course of business.

    Offers to purchase Debt Securities may be solicited directly by TDS and sales thereof may be made by TDS directly to institutional investors or others. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

    If so indicated in the Prospectus Supplement, TDS will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from TDS at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless TDS otherwise agrees the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of TDS. Contracts will not be subject to any conditions except that the purchase by an institution of the Debt Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by TDS.

    The place and time of delivery for the Debt Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                 LEGAL MATTERS

    Certain legal matters relating to the securities offered hereby will be passed upon for TDS by Sidley & Austin, Chicago, Illinois. The Company is controlled by a voting trust. Walter C.D. Carlson, a trustee and beneficiary of the voting trust and a director of the Company and certain subsidiaries of the Company, Michael G. Hron, the Secretary of the Company and certain subsidiaries of the Company, William S. DeCarlo, the Assistant Secretary of the Company and certain subsidiaries of the Company, Stephen P. Fitzell, the Secretary of certain subsidiaries of the Company, and Sherry S. Treston, the Assistant Secretary of certain subsidiaries of the Company, are partners of Sidley & Austin.

                                    EXPERTS

    The audited consolidated financial statements and schedules of TDS incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports incorporated by reference herein. The financial statements and schedules referred to above have been incorporated by reference in reliance upon the authority of such firms as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    The Company files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Such materials also may be accessed electronically by means of the SEC's web site at http://www.sec.gov.

    The Company filed a Registration Statement related to the offering described in this Prospectus. As allowed by SEC rules, this Prospectus does not contain all of the information which you can find in the Registration Statement. You are referred to the Registration Statement and the Exhibits thereto for further information. This document is qualified in its entirely by such other information.

    The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. This Prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about the Company's business and finances.

    1.  TDS's Annual Report on Form 10-K for the year ended December 31, 1997;

    2.  TDS's Quarterly Report on Form 10-Q for the quarter ended March 31,
       1998;

    3. The Company's Current Reports on Form 8-K, dated January 28, February 10, March 24, April 17, April 21, April 27, May 22, June 1 and June 12, 1998;

    4. The Company's Prospectus dated March 24, 1998, which is part of its Registration Statement on Form S-4 (Registration No. 333-42535); and

    5. The Company's Report on Form 8-A/A dated July 10, 1998, which includes a description of the Company's capital stock.

    This Prospectus also incorporates by reference additional documents that may be filed by the Company with the SEC between the date of this Prospectus and the date our offering is completed.

    YOU MAY OBTAIN COPIES OF SUCH DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN), WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO INVESTOR RELATIONS, TELEPHONE AND DATA SYSTEMS, INC., 30 N. LASALLE STREET, CHICAGO, IL 60603, (312) 630-1900. IN ORDER TO ENSURE DELIVERY OF DOCUMENTS, ANY REQUEST THEREFOR SHOULD BE MADE NOT LATER THAN FIVE BUSINESS DAYS PRIOR TO MAKING AN INVESTMENT DECISION.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAT THE DATE OF SUCH PROSPECTUS, AND NEITHER THE MAILING OF THE PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF ANY SECURITIES HEREUNDER SHALL CREATE ANY IMPLICATION TO THE CONTRARY. THIS PROSPECTUS DOES NOT OFFER TO BUY OR SELL ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-3
Summary Operating Data....................................................   S-4
Recent Developments.......................................................   S-4
Use of Proceeds...........................................................   S-6
Consolidated Capitalization...............................................   S-6
Selected Consolidated Financial Information...............................   S-7
Certain Terms of the Debentures...........................................   S-9
Underwriting..............................................................  S-13
Legal Matters.............................................................  S-14

                                PROSPECTUS

Summary...................................................................     2
The Company...............................................................     3
Use of Proceeds...........................................................     4
Description of Debt Securities............................................     4
Plan of Distribution......................................................    15
Legal Matters.............................................................    16
Experts...................................................................    16
Where You Can Find More Information.......................................    16

                                  $150,000,000

                                       Y

                                 TELEPHONE AND
                               DATA SYSTEMS, INC.

                                   % DEBENTURES
                             DUE            , 2028

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY

                                            , 1998

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